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                                                                 Exhibit (a)(12)

                       ADDENDUM FOR EMPLOYEES IN FRANCE


Tax Information

     This addendum does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the tax information you may want to consider in making your decision. Because of adverse income tax and social tax treatment to both you and your employer of option grants that do not meet the requirements under French law for qualified options, to the extent that you choose to surrender your Eligible Options and Required Options in exchange for New Options, New Options granted may be qualified options under French law. If the New Options will be qualified options, the primary difference between such New Options and any Eligible Options and Required Options is that your ability to exercise your New Options will be restricted until the fourth year after grant. In addition, in order to obtain further beneficial tax treatment, you would be required to hold shares acquired upon exercise for another two years after exercise. In order to comply with French law for qualified options, the exercise price and/or grant date for the New Options may be different for French employees than is provided for in the Offer. You may wish to take these matters into consideration when deciding whether to tender Eligible Options and Required Options.

     Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations relevant to your participation in the Offer.